Exhibit 77(C)

PROXY RESULTS (Unaudited)

Cohen & Steers Total Return Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		8,057,432.934		253,581.397
Richard J. Norman	8,066,961.344		244,052.987
Frank K. Ross		8,062,617.305		248,397.026